

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2012

Via E-mail
Manuel E. Iglesias
Chief Executive Officer and President
Hygea Holdings Corp.
9100 South Dadeland Blvd., Suite 1500
Miami, FL 33156

> **Re:** **Hygea Holdings Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed February 1, 2012**
> **File No. 333-174252**

Dear Mr. Iglesias:

We have reviewed your response letter and amended registration statement, each filed on February 1, 2012, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1/A

Executive Compensation
Summary Compensation Table, page 44

1. We note your statement on page 44 that "the Company has entered into material employment contracts with six of its executive officers, five of which are noted on the Board of Directors, as follows…" However, you only list four executive officers and have only filed four employment contracts as exhibits to your registration statement. Please explain this discrepancy and revise your disclosure as necessary.

2. We note that your Summary Compensation Table on page 44 indicates that Martha Castillo, your Chief Operating Officer, received $80,000 in salary in 2010. However, Ms. Castillo's employment contract specifies that she was to receive only $1 in salary for 2010. Please explain this discrepancy and revise your disclosure as necessary.

3. In addition, the Summary Compensation Table indicates that Martha Castillo and Manuel Iglesias were paid salaries of $80,000 and $100,000, respectively, in 2011. As Ms. Castillo's salary for 2011 was set at $95,000 and Mr. Iglesias' salary for 2011 was set at $240,000 under the terms of their respective employment contracts, these officers appear to have received only 84% and 42%, respectively, of the amounts owed to them for 2011. Your footnote (a) at the bottom of page 44 suggests that the company paid only partial salaries to these officers in 2011, commencing in February 2011, but this is not entirely clear. Please revise your footnote disclosure to clarify, if true, that the payment of your two officers' salaries resumed in February 2011 and explain how the amounts actually paid to them in 2011 were determined. In addition, please provide disclosure that quantifies the amounts still owed to each of Ms. Castillo and Mr. Iglesias for 2010 and 2011 and describes any agreements or understandings that you have with your officers with respect to their apparent deferment of salary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kei Ino at (202) 551-3659 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Dan Greenspan at (202) 551-3623 or me with any other questions.

Sincerely,

/s/ Daniel S. Greenspan for

Jeffrey Riedler
Assistant Director

cc: <u>Via E-mail</u>
       Stephen M. Fleming, Esq.
       Fleming PLLC
       49 Front Street, Suite 206
       Rockville Centre, New York 11570